SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

 ------------------------------------------------------------------------------


                                 Schedule 13E-3

           Transaction Statement Under Section 13(e) of the Securities
                  Exchange Act of 1934 and Rule 3e-3 Thereunder

                       (Amendment No.3 - Final Amendment)

                         Homestead Village Incorporated
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                           HSD Acquisition Corporation
                       Security Capital Group Incorporated
                         Homestead Village Incorporated
 ------------------------------------------------------------------------------
                            (Name of Filing Persons)


                     Common Stock, Par Value $0.01 Per Share
           (including the Associated Preferred Share Purchase Rights)
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   437851 10 8
 ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


              Jeffrey A. Klopf, Senior Vice President and Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                            Telephone: (505) 982-9292
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing
                                    Persons)


                                 With Copies to:

Randolph C. Coley, Esq.   Edward J. Schneidman, Esq.    Adam O. Emmerich, Esq.
King & Spalding              Mayer, Brown & Platt       Wachtell, Lipton, Rosen
1100 Louisiana            190 South Lasalle Street              & Katz
Suite 3300                Chicago, Illinois 60603         51 West 52nd Street
Houston, Texas 77002          (312) 782-0600            New York, New York 10019
(713) 751-3200                                              (212) 403-1234
------------------------------------------------------------------------------

This statement is filed in connection with (Check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                            CALCULATION OF FILING FEE
     ---------------------------------------------------------------------


     =====================================================================
     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
     ---------------------------------------------------------------------
     65,100,440                                                   $13,020
     =====================================================================


* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 15,878,156 shares of common stock, par value $0.01 per share (the "Shares"), at a price per Share of $4.10 in cash. Such number of Shares includes i) all outstanding Shares as of May 2, 2000, less the number of shares already beneficially owned by Security Capital Group Incorporated and ii) Shares issuable pursuant to vested options.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $13,020.
Form or Registration No.:  Schedule TO.
Filing Party:  Security Capital Group Incorporated.
Date Filed:  May 9, 2000.

            This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13E-3 on Schedule TO filed by Security Capital Group Incorporated, a Maryland corporation ("Security Capital"), and HSD Acquisition Corporation, a Maryland corporation and an indirect wholly owned subsidiary of Security Capital ("Purchaser"), on May 9, 2000 (the "Schedule TO"), as amended by Amendment No. 1 filed by Security Capital, Purchaser and Homestead Village Incorporated, a Maryland corporation ("Homestead") on May 30, 2000 and Amendment No. 2 filed by Security Capital, Purchaser and Homestead on June 7, 2000 (this Amendment, the Schedule TO, Amendment No. 1 and Amendment No. 2 are collectively referred to as the "Schedule 13E-3"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share of Homestead, and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 16, 1996, between Homestead and The First National Bank of Boston as Rights Agent (other than those shares of common stock and Rights, held by Security Capital and its subsidiaries) at a purchase price of $4.10 per Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

            The Schedule 13E-3 is hereby amended and supplemented by adding the following:

            On Thursday June 8, 2000, Purchaser merged with and into Homestead. By virtue of the Merger, each Homestead share issued and outstanding (other than any shares held by Security Capital or Purchaser, or any direct or indirect wholly owned subsidiary of Homestead Security Capital or Purchaser) was canceled and converted into the right to receive $4.10 in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Homestead share or any replacement certificate representing such Homestead share all in accordance with the procedures and subject to the conditions set forth in the merger agreement. On June 8, 2000, Security Capital and Homestead issued a joint press release announcing the completion of the merger of Purchaser with and into Homestead.

            The full text of Homestead's and Security Capital's June 8, 2000 press release is attached as Exhibit (a)(13) hereto and incorporated herein by reference.




                               Page 3 of 5 Pages

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2000


                                    HSD Acquisition Corporation


                                    By  /s/ Jeffrey A. Klopf
                                       ----------------------------------
                                       Name:   Jeffrey A. Klopf
                                       Title:  President



                                    Security Capital Group Incorporated


                                    By  /s/ Jeffrey A. Klopf
                                       ----------------------------------
                                       Name:   Jeffrey A. Klopf
                                       Title:  Secretary


                                    Homestead Village Incorporated


                                    By  /s/ Eugene Vesell
                                       ---------------------------------
                                       Name:   Eugene Vesell
                                       Title:  Chairman of the Special Committee
                                               of the Board of Directors







                               Page 4 of 5 Pages

                                  EXHIBIT INDEX

(a)(13) Text of joint press release issued by Security Capital Group Incorporated and Homestead Village Incorporated on June 7, 2000.














                               Page 5 of 5 Pages